Exhibit 99.3

NiCE Wins Best Innovation for Customer Experience at Enterprise Connect 2026

Recognized for its industry-first innovation that transforms enterprise interaction data into production-ready AI agents, and accelerates AI-first customer experience from insight to execution

Hoboken, N.J., March 10, 2026 – NiCE (Nasdaq: NICE) today announced that it was recognized for Best Innovation for Customer Experience at Enterprise Connect 2026, a leading conference and exhibition for enterprise communications and collaboration. The award was presented to NiCE for its industry-first innovation that identifies, builds, and deploys production-ready AI agents directly from enterprise data.

Best Innovation for Customer Experience recognizes technologies that demonstrate significant advancement, innovation, and measurable business impact in customer engagement.

Built on NiCE’s AI-native customer engagement platform, the new capability analyzes structured and unstructured data across voice, digital, self-service, workflows, and human interactions to pinpoint where AI will deliver the greatest business value. It quantifies the projected impact and automatically builds production-ready NiCE AI Agents within the same platform, eliminating prolonged pilot cycles and fragmented automation strategies.

Unlike analytics tools that stop at dashboards or point AI solutions that operate in isolation, NiCE unifies discovery, deployment, and governance within a single digital front door for customer engagement. Powered by billions of customer interactions annually, the platform continuously learns from real-world performance and optimizes AI agents through enterprise-grade guardrails and AI Ops controls — driving higher containment, reduced handle time, and faster speed to value.

Eric Krapf, Program Chair, Enterprise Connect, said, “Enterprise Connect is proud to recognize NiCE for Best Innovation for Customer Experience. NiCE’s new AI agent capability represents a significant advancement in how enterprises operationalize AI, transforming customer interaction data into scalable, production-ready automation with measurable business impact.”

Jeff Comstock, President, CX Product & Technology, NiCE, said, “This recognition validates a fundamental shift in how enterprises deploy AI. NiCE’s latest AI agent innovation starts with real interaction data, quantifies the impact, and moves directly to execution. It’s disciplined, scalable AI, designed to produce outcomes, not experiments.”

Learn more about NiCE’s newest AI agent capability here.

Winners were announced during an awards presentation at Enterprise Connect 2026. For more information: https://enterpriseconnect.com/.

About Enterprise Connect
For over 35 years, Enterprise Connect has stood at the forefront of enterprise communications, collaboration, and customer experience in North America. Delivering an impactful blend of industry-best conference tracks, innovative networking experiences, dynamic expo activations, and year-round digital engagement, Enterprise Connect also provides the very best in webinar hosting, virtual events and newsletters. Bringing together IT executives, vendors, analysts, or channel partners, attendees engage with influential peers and critical innovations across themes like AI-powered systems, CX platforms, cloud migration, and modern workplace strategies. Enterprise Connect is organized by Informa, a leading international events, digital services and academic research group. Informa is a FTSE 100 company, with 14,000 colleagues working in 30 countries. www.enterpriseconnect.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.